UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                February 12, 2010


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

NOVO NORDISK FILES ANNUAL REPORT WITH THE SEC

Novo Nordisk A/S has filed its Annual Report 2009 on Form 20-F for the financial year 2009 with the US Securities and Exchange Commission (SEC), incorporating by reference the Novo Nordisk A/S Annual Report 2009. The reports are available at the SEC's website, www.sec.gov as well as at novonordisk.com - Investors - Download centre (listed under 2009).

Shareholders and ADR holders may receive a hard copy of the annual reports free of charge upon request by filling out a request form at novonordisk.com/investors/download-centre or upon request to either tel no (+1) 609 919 7937 or by e-mail to hrmm@novonordisk.com. When e-mailing, please state the exact mailing address and the document(s) you wish to receive.

o Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 29,300 employees in 76 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Further information:

Media:                             Investors:

Elin K Hansen                      Klaus Bulow Davidsen
Tel: (+45) 4442 3450               Tel: (+45) 4442 3176
ekh@novonordisk.com                klda@novonordisk.com

                                   Kasper Roseeuw Poulsen
                                   Tel: (+45) 4442 4471
                                   krop@novonordisk.com

In North America:                  In North America:
Sean Clements                      Hans Rommer
Tel: (+1) 609 514 8316             Tel: (+1) 609 919 7937
secl@novonordisk.com               hrmm@novonordisk.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 12, 2010                        NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer